December 21, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.:	Ms. Deborah O’Neal-Johnson
Document Control – EDGAR

RE:	Columbia Funds Series Trust II
Columbia Multi-Advisor International Value Fund
Post-Effective Amendment No. 80
File No. 333-131683/811-21852

Dear Ms. O’Neal-Johnson:

Registrant is filing Post-Effective Amendment No. 80 on Form N-1A pursuant to Rule 485(a)(1) to update the prospectus and Statement of Additional Information (SAI) to reflect changes to the principal investment strategies for the above-referenced fund.

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for the Principal Investment Strategies of the Fund, Principal Risks of Investing in the Fund, Past Performance and Fund Management: Portfolio Managers sections of the prospectus, are identical or substantially similar to those found in prior filings by the Registrant.

The prospectus has been marked to show all changes from the previously effective prospectus for the above-referenced fund.

If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or Anna Butskaya at 612-671-4993.

Sincerely,

/s/ Scott R. Plummer
Scott R. Plummer
Senior Vice President and Chief Legal Officer
Columbia Funds Series Trust II